                                NICE SYSTEMS LTD.
                                8 HAPNINA STREET
                             RA'ANANA 43107, ISRAEL
                                 972-9-775-3030

VIA EDGAR AND VIA FEDEX
-----------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                                                October 14, 2005

Attention:   Mr. Mark P. Shuman

             Re:   NICE Systems Ltd.
                   Registration Statement on Form F-3
                   Filed August 26, 2005
                   Registration No. 333-127883

Dear Mr. Shuman:

          We are writing in response to the comments of the Staff of the
Division of Corporation Finance of the Securities and Exchange Commission (the
"Commission") that were contained in your letter dated September 22, 2005 regarding the registration statement on Form F-3 of NICE Systems Ltd. (the
"Company" or "we"), filed on August 26, 2005 (the "Initial Registration
Statement").

          We are filing with the Commission via EDGAR concurrently herewith
Amendment No. 1 to the Initial Registration Statement ("Amendment No. 1"). For
the Staff's convenience, we are also forwarding via overnight mail a courtesy copy of Amendment No. 1 to the Commission, which is marked to show changes from the Initial Registration Statement. These changes reflect responses to certain of the Staff's comments. Please note that the numbered paragraphs below correspond to the paragraph numbers contained in your comment letter.

     1.   In response to the Staff's comment, we have deleted the references to
          "or securities of third parties" in our description of purchase contracts on page 42 of the prospectus which is included in Amendment
          No. 1. In addition, we have deleted the references to "or securities of third parties or other rights," together with related language, in our description of warrants on pages 42 and 43 of the prospectus which is included in Amendment No. 1.

     2.   As stated in our response above, the Company has no intention to offer third party securities pursuant to this registration statement.

     3.   In response to the Staff's comment, we have deleted the references to
          "other rights," together with related language, in our description of warrants on pages 42 and 43 of the prospectus which is included in
          Amendment No. 1.

     4.   In response to the Staff's comment, we understand the potential issues relating to the remarketing of securities being registered pursuant to this registration statement. To the extent that the Company elects to engage in a remarketing at a later date, the Company will consult with the Staff at such time to obtain its views.

          The Company acknowledges that:

          (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and

          (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-9-775-3030.

          We thank you in advance for your assistance.

                                                    Very truly yours,

                                                    /s/Ran Oz
                                                    ---------
                                                    Ran Oz
                                                    Corporate Vice President and
                                                    Chief Financial Officer

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